SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                                 SCHEDULE 13D

                                (Rule 13d-101)
      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
            AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a) (1)

                                FGI Group Inc.
                               (Name of Issuer)


                                 Common Stock
                        (Title of Class of Securities)


                                   343302105
                                (CUSIP Number)


                                Jess M. Ravich,
       Libra Securities Holdings, LLC, 11766 Wilshire Blvd., Suite 870,
                  Los Angeles, CA 90025, Tel. (310) 312-5600
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               December 28, 2005
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)


-------------------------------
1     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 343302105                13D                        Page 2 of 8 Pages
                                                                   ---  ---
.................................................................................

.................................................................................

1.   NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Libra Securities Holdings, LLC
.................................................................................

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) (b)
.................................................................................

3.   SEC USE ONLY

.................................................................................

4.   SOURCE OF FUNDS*

     WC
.................................................................................

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

.................................................................................

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

.................................................................................

NUMBER OF             7. SOLE VOTING POWER
SHARES                       2,808,142
BENEFICIALLY OWNED   ...........................................................
OWNED BY EACH
REPORTING             8. SHARED VOTING POWER
PERSON WITH
                     ...........................................................

                      9. SOLE DISPOSITIVE POWER
                             2,808,142

                     ...........................................................

                     10. SHARED DISPOSITIVE POWER

.................................................................................

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,808,142

.................................................................................

12.  CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN  SHARES*

.................................................................................

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     32.98%

.................................................................................

14.  TYPE OF REPORTING PERSON:

     OO
.................................................................................

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.: 343302105                13D                        Page 3 of 8 Pages
                                                                   ---  ---
.................................................................................

.................................................................................

1.   NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS.

     Jess M. Ravich
.................................................................................

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) (b)
.................................................................................

3.   SEC USE ONLY

.................................................................................

4.   Source of Funds
     WC
.................................................................................

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

     [ ]
.................................................................................

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

.................................................................................

NUMBER OF             7. SOLE VOTING POWER             2,808,142
SHARES
BENEFICIALLY OWNED   ...........................................................
OWNED BY EACH
REPORTING             8. SHARED VOTING POWER
PERSON WITH
                     ...........................................................

                      9. SOLE DISPOSITIVE POWER        2,808,142

                     ...........................................................

                     10. SHARED DISPOSITIVE POWER

.................................................................................

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,808,142

.................................................................................

12.  CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN  SHARES*

.................................................................................

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     32.98%

.................................................................................

14.  Type of Reporting Person*
     IN
.................................................................................

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.       SECURITY AND ISSUER

              This Schedule 13D relates to the Common Stock, of FGI Group Inc. (f/k/a Florsheim Group Inc.) (the "Issuer"), a Delaware corporation, which has its principal executive offices at 1250 S. Grove Avenue, Suite 200, Barrington, Illinois 60010.

ITEM 2.       IDENTITY AND BACKGROUND

     (a) This Schedule is being filed by Libra Securities Holdings, LLC, a Delaware limited liability company ("LSH"), and Jess
              M. Ravich (collectively, the "Reporting Persons", and each individually a "Reporting Person"). The principal business of LSH is to be a holding company for its wholly owned subsidiary, Libra Securities, LLC. Mr. Ravich is the President and Chief Executive officer of LSH and owns approximately 80% of its membership interests through a revocable trust.

              The filing of this Schedule shall not be construed as an admission that any Reporting Person is, for purposes of
              Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule except for the securities stated herein to be beneficially owned by such Reporting Person.

     (b) The business address of both LSH and Mr. Ravich is 11766 Wilshire Blvd., Suite 870, Los Angeles, CA 90025.

     (c) Mr. Ravich's principal occupation is serving as President and Chief Executive Officer of LSH, and its wholly-owned subsidiary, Libra Securities, LLC, a securities broker-dealer with the same business address as LSH.

     (d),(e) None of the Reporting Persons during the last five years (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Each Reporting Person who is a natural person is a citizen of the United States.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              LSH acquired the shares of Common Stock described in this Schedule (the "Shares") in a single transaction using $1.00 of its own working capital.

ITEM 4.       PURPOSE OF TRANSACTION

              The Reporting Persons acquired the Shares for investment purposes. Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D. Depending upon the market price thereof and upon other conditions, the Reporting Persons may acquire additional Common Stock of the Issuer from time to time in the open market or otherwise. In addition, depending upon market prices and other conditions, the Reporting Persons may dispose of some or all of their Shares at any time and from time to time in the open market or otherwise at prices which the Reporting Persons may determine.

ITEM 5.       INTEREST IN SECURITIES OF ISSUER

              (a) and (b) As of the date hereof, LSH owned 2,808,142 shares of Common Stock of the Issuer. According to the Issuer's Annual Report on Form 10-K for the fiscal year ended December 29, 2001, there were 8,513,651 shares of Common Stock issued and outstanding as of March 15, 2002. Based on the foregoing, LSH may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 32.98% of such issued and outstanding Common Stock. Because Mr. Ravich owns (through a revocable trust) approximately 80% of the membership interests of LSH, he may be deemed to have indirect beneficial ownership interest of the Common Stock owned by LSH.

              (c) LSH acquired all 2,808,142 shares of Common Stock in a single purchase settling on December 28, 2005. The shares were acquired in a negotiated transaction with the seller executed through Libra Securities, LLC, LSH's subsidiary broker-dealer. The aggregate purchase price paid for the Shares was $1.00, or $0.0000003 per share. Except for this purchase, none of the Reporting Persons have effected any transactions in the Common Stock in the past 60 days.

              (d) No persons other than the Reporting Persons have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

              (e) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

              The Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over securities of the Issuer.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

              Exhibit A: Joint Filing Agreement among the Reporting Persons dated the date hereof.

                                   SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 3, 2006


LIBRA SECURITIES HOLDINGS, LLC
a Delaware limited liability company




By:       /s/ Jess M. Ravich
          -----------------------
Name:     Jess M. Ravich
Title:    CEO


INDIVIDUALLY,


/s/ Jess M. Ravich
-------------------------
 Jess M. Ravich

                                   Exhibit A


                            Joint Filing Agreement

          (Pursuant to Rule 13d-1(f)(1) under the Securities Exchange
                           Act of 1934, as amended)

                  Each of the undersigned hereby agrees to be included in the filing of the Schedule 13D dated January 3, 2006 and any subsequent amendments hereto, relating to the Common Stock of FGI Group Inc., a Delaware corporation, beneficially owned by each of the undersigned.

January 3, 2006

LIBRA SECURITIES HOLDINGS, LLC
a Delaware limited liability company


By:       /s/ Jess M. Ravich
          -------------------
Name:     Jess M. Ravich
Title:    CEO


INDIVIDUALLY,

/s/ Jess M. Ravich
-----------------------
Jess M. Ravich